FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month August 2018 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On August 27, 2018, the Registrant Announces Participation at EuMW
Addressing Emerging Markets of 5G and mmWave with New Leading Edge
SiGe and RF SOI Technologies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 27, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Addressing Emerging Markets of 5G and mmWave with New Leading Edge SiGe and
RF SOI Technologies

Showcasing new offerings at EuMW 2018 and participating in panel discussion on RF semiconductor options for 5G systems

MIGDAL HAEMEK, Israel, August 27, 2018 – TowerJazz, the global specialty foundry leader, today announced its participation at European Microwave Week (EuMW), being held in Madrid, Spain on September 25 – 27, 2018. The Company will showcase its extensive RF silicon process capability including its advanced SiGe and RF SOI technologies, addressing the emerging 5G and mmWave markets and focusing on high-data rate mobile and automotive applications.

TowerJazz will present its best-in-class, high volume SiGe BiCMOS technology for 5G mobile transmit-receive chips with greater than 12 Gbps data rates, with record performance at the 28GHz band, representing a more than 10-times improvement in data rate vs. 4G LTE, and meeting many other technical specification requirements of the emerging 5G standard. The Company will also highlight its 5G RF SOI technology which includes its newest 65nm process ramping on 300mm wafers with best-in-class LNA and switch performance to address integration in the front-end-module. The process can reduce losses in an RF switch improving battery life and boosting data rates in handsets and IoT terminals.

During the conference, TowerJazz will participate on a panel to discuss RF semiconductor solutions for 5G systems. The panel session is scheduled for September 25, 2018 from 11:00 a.m. until noon.

Key engineers and executives will be available to discuss TowerJazz technologies and meet with the European 5G and mmWave community at booth #411. To set up a meeting with TowerJazz or receive additional information, please click here.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com